

DEER CREEK
Energy Limited



05009669


SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH. D.C. 198 SECTION

June 30, 2005

Securities of Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

RE: Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Deer Creek Energy File #: 82-34856

SUPPL

Please find enclosed copies for your records:

- Press Releases (Including releases listed below)
  - June 10, 2005
  - June 14, 2005
  - June 30, 2005
- Affidavit of Mailing from Valliant
- Policy 43-201 Mutual reliance Review System for Prospectuses & annual Info Forms
- Annual & Special Meeting of Holders of Common Shares

Please acknowledge receipt by signing below and returning it to my attention using the self-addressed envelope provided.

If I can be of further assistance, please call me at 403-538-2735.

Regards,

Lori Pretty
Corporate Services

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

Enc.

I acknowledge receipt of all of the above noted documents this the _____ day of

_____________________, 2005.

_____________________ Print Name _____________________ Signature

Bow Valley Square 2, Suite 2600, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7
Phone: (403) 264-3777 Facsimile: (403) 264-3700 www.deercreekenergy.com




SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH DC
SECTION
198

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Deer Creek Energy Limited Announces Bought Deal Financing for $40.8 Million

Calgary, Alberta, June 10, 2005

DCE : TSX

Deer Creek Energy Limited ("Deer Creek") is pleased to announce today that it has entered into a financing agreement, on a bought deal basis, with an underwriting syndicate led by Peters & Co. Limited and including, RBC Capital Markets, Merrill Lynch Canada Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Raymond James Ltd., and Salman Partners Inc. to issue 3,000,000 common shares at a price of $13.60 per share for total gross proceeds of $40,800,000.

The common shares will be offered in each province of Canada by way of short form prospectus. The offering is scheduled to close on June 30, 2005, and is subject to all normal regulatory approvals, including the approval of the Toronto Stock Exchange.

The net proceeds of the offering will be used to fund Deer Creek's share of the ongoing development activities for the Joslyn Project, including the costs for its diluent and blended bitumen lateral pipelines, mining and thermal expansion projects, and for general corporate purposes.

Deer Creek is a publicly traded (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any common shares within the United States. The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, the common shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is granted.

This report contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "estimate", "believe" and other similar words, or statements that certain events or conditions "may" or "will" occur. By their nature, forward-looking statements involve assumptions and are subject to a variety of risks and uncertainties, including, but not limited to, those associated with resource definition, the timeline to production, the possibility of project cost overruns or unanticipated costs and expenses, regulatory approvals, fluctuating oil and gas prices, and the ability to access sufficient capital to finance future development. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Except as required under applicable securities legislation, the Company undertakes no obligation to update or revise any of the included forward-looking statements as a result of new information, future events or otherwise, subsequent to the date of this release. The reader is cautioned not to place undue reliance on forward-looking statements.


DEER CREEK
Energy Limited


ENSIGN
ENERGY SERVICES INC.

DEER CREEK ENERGY LIMITED AND ENSIGN ENERGY SERVICES INC. ANNOUNCE SPUDDING OF SAGD WELLS

Calgary, Alberta, June 14, 2005

Ensign Energy Services Inc., an international oilfield services contractor based in Calgary, AB and Deer Creek Energy Limited, a Calgary based oil sands company, are pleased to announce the mobilization of Ensign Rig #118, the first innovative, specifically designed slant automated drilling rig ("ADR") for steam assisted gravity drainage ("SAGD") applications.

Ensign Rig #118 ADR will be used to drill the initial 17 well pairs required for Deer Creek's Joslyn Project SAGD Phase II 10,000 barrels of bitumen per day expansion. Drilling on the first well commenced June 8, 2005.

Ensign's ADR technology has been utilized in conventional operations since 1995 and significantly improves drilling speed while minimizing operator exposure to hazards. This will be the first time this system is used for drilling SAGD or slant wells.

"The Ensign ADR technology is very innovative," said Mark Montemurro, Vice President Thermal of Deer Creek. "We are very excited to use this system on our project and benefit from reduced drilling time, safer operations and flatter well profiles resulting in enhanced oil recovery and efficient well performance."

Deer Creek's SAGD wells will average 95 metres of vertical depth and a horizontal length of 600 metres for a total average measured depth of 1,050 metres. The specific design of the hydraulic driven top drive assembly makes the rig smoother to operate and more flexible than conventional slant rigs improving drilling speed and down hole steering. Each SAGD well will take approximately 7 days to drill.

"This is a tremendous opportunity for Ensign to build on our industry leading technology and established business relationship with Deer Creek as we step into the oil sands wave of the future," said Robert Geddes, President of Ensign's Canadian Oilfield Services.

About Deer Creek

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

About Ensign

Ensign Energy Services Inc. is an international oilfield services contractor based in Calgary, AB. Ensign common shares (TSX:ESI) are publicly traded through the facilities of the Toronto Stock Exchange.

This report contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "estimate", "believe" and other similar words, or statements that certain events or conditions "may" or "will" occur. By their nature, forward-looking statements involve assumptions and are subject to a variety of risks and uncertainties, including, but not limited to, those associated with resource definition, the timeline to production, the possibility of project cost overruns or unanticipated costs and expenses, regulatory approvals, fluctuating oil

and gas prices, and the ability to access sufficient capital to finance future development. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Except as required under applicable securities legislation, the Company undertakes no obligation to update or revise any of the included forward-looking statements as a result of new information, future events or otherwise, subsequent to the date of this release. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information please contact:

Deer Creek Energy Limited
Mr. Glen C. Schmidt, President & CEO or Mr. John S. Kowal, VP Finance & CFO
at (403) 264-3777, (403) 264-3700 (fax)
E-mail: deercrk@deercreekenergy.com
Website: www.deercreekenergy.com

Trading Symbol – TSX: DCE

Ensign Energy Services Inc.
Mr. Glenn Dagenais, Executive Vice President Finance at (403) 262-1361
E-mail: info@ensignenergy.com
Website: www.ensignenergy.com

Trading Symbol – TSX: ESI


DEER CREEK
Energy Limited

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Deer Creek Energy Limited Completes Bought Deal Equity Financing for $40.8 Million

Calgary, Alberta, June 30, 2005
TSX:DCE

Deer Creek Energy Limited ("Deer Creek" or the "Company") is pleased to announce that it has successfully completed its previously announced bought deal financing for gross proceeds of $40.8 million. Pursuant to the offering, the Company issued 3,000,000 common shares at a price of $13.60 per common share. The net proceeds from the offering will be used to fund the Company's ongoing development activities for the Joslyn Project, including the costs for its diluent and blended bitumen lateral pipelines, mining and thermal expansion projects, and for general corporate purposes.

The underwriting syndicate was led by Peters & Co. Limited and included RBC Capital Markets, Merrill Lynch Canada Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Raymond James Ltd., and Salman Partners Inc.

Deer Creek is a publicly traded, Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any common shares within the United States. The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, the common shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is granted.

For further information please contact:

Deer Creek Energy Limited
Mr. Glen C. Schmidt, President & CEO or Mr. John S. Kowal, VP Finance & CFO
at (403) 264-3777, (403) 264-3700 (fax)
E-mail: deercrk@deercreekenergy.com
Website: www.deercreekenergy.com

Trading Symbol – TSX: DCE

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

DEER CREEK ENERGY LIMITED

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated June 14, 2005.

DATED at Calgary, Alberta this June 14, 2005

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00797843

DEER CREEK ENERGY LIMITED

Annual and Special Meeting of Holders of Common Shares of Deer Creek Energy Limited (the "Corporation")

May 26, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the Annual and Special Shareholders' meeting of the Corporation:

		Outcome of Vote
1.	Adjournment of Meeting to 10:30 a.m. the same day at the Metropolitan Conference Centre.	Carried
2.	Resolution fixing the number of directors at seven (7).	Carried
3.	Appointment of John Clarkson, Jonathan Farber, Ronald Hiebert, Barry Jackson, Gordon Kerr, Brian Lemke and Glen Schmidt as directors of the Corporation for the ensuing year or until their successors are elected or appointed.	Carried
4.	Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as the auditors of the Corporation until the close of the next annual general meeting, at such remuneration as may be approved by the Board of Directors of the Corporation.	Carried

The following matters were put to a vote by ballot. The results below include votes cast in person and by proxy:

1. Authorization of the Amended and Restated Stock Option Plan, as proposed at page 20 of the Management Proxy Circular of the Corporation dated April 13, 2005:

   88% of the shares present in person or by proxy and that were cast in respect of the Resolution were voted in favour of the Resolution, with 12% of cast ballots being voted against the Resolution.

   Outcome of Vote: based on the results of the ballot, the motion approving the Amended and Restate Stock Option Plan was carried.

2. Authorization of the Amended and Restated Performance Share Unit Plan, as proposed at page 21 of the Management Proxy Circular of the Corporation dated April 13, 2005:

86% of the shares present in person or by proxy and that were cast in respect of the Resolution were voted in favour of the Resolution, with 14% of cast ballots being voted against the Resolution.

Outcome of Vote: based on the results of the ballot, the motion approving the Amended and Restated Performance Share Unit Plan was carried.



VALIANT
Trust Company

310, 606 - 4th Street S.W.
Calgary, Alberta, Canada
T2P 1T1

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: inquiries@valianttrust.com

April 26, 2005

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Prince Edward Island Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*

Dear Sirs:

Re: Deer Creek Energy Limited
Annual & Special Meeting of Shareholders
To Be Held on May 26, 2005

In our capacity as the Agent for Deer Creek Energy Limited, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual & special meeting material which was mailed to the shareholders of Deer Creek Energy Limited, on **April 26, 2005.**

We trust this is satisfactory.

Yours truly,

"Philip Menard"

Philip Menard
Director, Client Services

c.c. Deer Creek Energy Limited
Attn: Mr. John Kowal

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF DEER CREEK ENERGY LIMITED
OF	)	("CORPORATION"), THE ANNUAL & SPECIAL MEETING
ALBERTA	)	OF SHAREHOLDERS TO BE HELD MAY 26, 2005.

I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **APRIL 26, 2005**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 22, 2005, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "F";**

   (a) a copy of the NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the MANAGEMENT PROXY CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2004 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the SUPPLEMENTAL MAIL LIST CARD TO REGISTERED HOLDERS & NON-REGISTERED HOLDERS marked EXHIBIT "E" and identified by me;

   (f) a RETURN ENVELOPE marked EXHIBIT "F" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 26, 2005 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 26TH DAY OF APRIL 2005.

"Pam Elliot"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.

"Philip Menard"
PHILIP MENARD